SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-35072

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Atlantic Coast Bank Employees’ Savings and Profit Sharing Plan and Trust

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Atlantic Coast Financial Corporation
12724 Gran Bay Parkway West
Jacksonville, Florida 32258

ATLANTIC COAST BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST
Waycross, Georgia

FINANCIAL STATEMENTS
December 31, 2010 and 2009

[Letterhead of McGladrey & Pullen, LLP]

Report of Independent Registered Public Accounting Firm

To the Trustee
Atlantic Coast Bank Employees’ Savings & Profit Sharing Plan and Trust

We have audited the accompanying statement of net assets available for benefits of Atlantic Coast Bank Employees’ Savings & Profit Sharing Plan and Trust as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2010 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Atlantic Coast Bank Employees’ Savings & Profit Sharing Plan and Trust as of December 31, 2010, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As described in Note 2, the plan adopted Financial Accounting Standards Board Accounting Standards Update 2010-25, Plan Accounting –Defined Contribution Pension Plans (Topic 962):  Reporting Loans to Participants by Defined Contribution Pension Plans, as of December 31, 2010, which clarified how loans to participants should be classified and measured by defined contribution pension plans.  This Update was retrospectively applied to December 31, 2009.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

McGladrey & Pullen, LLP

Orlando, Florida
July 13, 2011

[Letterhead of Crowe Horwath LLP]

Report of Independent Registered Public Accounting Firm

Audit Committee
Atlantic Coast Bank Employees’
  Savings & Profit Sharing Plan and Trust
Waycross, Georgia

We have audited the accompanying statement of net assets available for benefits of the Atlantic Coast Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2009.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

South Bend, Indiana
June 22, 2010

ATLANTIC COAST BANK
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN
AND TRUST

FINANCIAL STATEMENTS
December 31, 2010 and 2009

ATLANTIC COAST BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009
ASSETS
Investments at fair value	$3,865,248	$3,520,361
Cash	11,514	205

Receivables
Notes receivable from participant loans	264,614	245,399

Total Assets	4,141,376	3,765,965

Adjustment from fair value to contract value for fully benefit-responsive contracts	(10,680)	(6,982)

NET ASSETS AVAILABLE FOR BENEFITS	$4,130,696	$3,758,983

See accompanying notes to financial statements.

ATLANTIC COAST BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2010

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 3)	$352,074
Interest and dividends	4,296
Total investment income	356,370

Interest from participant loans	13,388

Contributions
Employer	98,923
Participants	362,699

Total contributions	461,622

Total additions	831,380

Deductions from net assets attributed to:
Benefits paid to participants	430,981
Administrative expenses	28,686
Total deductions	459,667

Net increase	371,713

Net assets available for benefits
Beginning of year	3,758,983

End of year	$4,130,696

See accompanying notes to financial statements.

ATLANTIC COAST BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Atlantic Coast Bank (the Company and the Plan Sponsor) Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.  Copies of the Plan agreement are available from the Plan administrator.

General:  The Plan, established on January 1, 1994, is a defined contribution 401(k) plan for the benefit of substantially all employees of Atlantic Coast Bank (the “Employer” or “Company”) who serves as plan administrator and controls and manages the operation and administration of the Plan.  The Bank of New York served as custodian of the Plan until June 1, 2009 when the Plan switched to Reliance Trust Company, who now serves as the Plan’s custodian.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:  Each year, participants may elect to contribute up to 75% of their pretax annual compensation, as defined in the Plan, with a total amount not to exceed the applicable dollar limit established by the Internal Revenue Service each year.  Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.    Effective April 1, 2010 the Company began providing matching contributions equal to 50 percent of compensation up to 6 percent.  On behalf of each eligible participant a discretionary contribution may also be made by the Company.  There were no discretionary contributions for 2010.

Eligibility:  Employees are eligible to enroll in the Plan after 3 consecutive months of employment.  A participant’s entry into the plan is effective in the calendar month coinciding with or next following the date the employee satisfies the eligibility requirements.

Participant Accounts:  Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s matching contribution (b) Plan earnings and (c) forfeitures, and charged with an allocation of administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:  Participants are immediately vested in their own contributions plus actual earnings thereon.  Vesting in the Employer’s matching and discretionary contribution and the earnings thereon is based on years of credited service.

(Continued)

ATLANTIC COAST BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 - DESCRIPTION OF PLAN (Continued)

One year credited service is received when the participant works at least 1,000 hours within the plan year.  A participant is 20% vested after two years, 40% vested after three years, 60% vested after four years, 80% vested after five years, and 100% vested after six years of credited service.

Forfeitures:  The non-vested portion of terminated participants accounts plus earnings thereon are considered forfeited and can be used by the Plan to reduce the amount of future employer contributions to the Plan or reallocated to participants at the Plan sponsor’s discretion.

At December 31, 2010 and 2009, forfeited accounts totaled $9,530 and $28,127, respectively.

Investment Options:  Each participant may direct their contributions into any of the investment options available under the Plan and may choose to allocate and reallocate amounts credited to their accounts among all or any combination of the investment funds.  Participants may change the amount they contribute once per quarter.  Participants may change the allocation of their contributions to the various investment funds daily.

Participant Loans:  Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  Loan transactions are treated as a transfer to (from) the investment account from (to) the Participant Loan account.  Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at rates that are comparable to those currently available from commercial institutions for similar loans.  Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of Benefits:  Participants may withdraw, in the form of lump-sum or installments, all or some of the vested account balance upon termination of employment, attainment of age 59½, death or disability.  In the event of death or permanent disability, participants become fully vested.

Expenses:  Certain administrative expenses are paid by the Plan Sponsor.

(Continued)

ATLANTIC COAST BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles that significantly affect the determination of net assets and results of operations are summarized below.

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Accounting for Uncertainty in Income Taxes:  Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.  With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2008.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Payment of Benefits:  Benefits are recorded when paid.

Adoption of New Accounting Standards:  In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans which provides that participant loans be classified as notes receivable and measured at their unpaid principal balance plus any accrued but unpaid interest. The standard became effective for Plan reporting periods ending after December 15, 2010.  Early adoption was permitted in financial statements that had not yet been issued. The Plan’s adoption of this standard in 2010 had no material effect upon net assets available for benefits.

Participant loans at December 31, 2009 have been reclassified to conform to the current year presentation.

(Continued)

ATLANTIC COAST BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Effect of Newly Issued but Not Yet Effective Accounting Standard:  In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  This ASU supersedes most of the guidance in Topic 820, although many of the changes are clarifications of existing guidance or wording changes to align with IFRS.  In addition, certain amendments in ASU 2011-04 change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements.  This standard becomes effective for reporting periods beginning after December 15, 2011.  The adoption of this standard is not expected to have a material effect upon net assets available for benefits.

Investment Valuation:  The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

GAAP defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  GAAP establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

(Continued)

ATLANTIC COAST BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Company common stock:  Investments in common stock are stated at fair value as determined by quoted market prices on a nationally recognized exchange (level 1 inputs).

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Collective trust funds-Commingled Equity Funds:  The fair values of participation units held in collective trusts-commingled equity funds are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (level 2 inputs).  The investment objectives and underlying investments of the collective trusts-commingled equity funds vary, with some holding diversified portfolios of domestic stocks, international stocks, some holding short-term and/or medium-term corporate, government and government agency bonds, mutual funds and collective investment funds.    Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Collective trust funds-Equity Index Funds: The fair values of participation units held in collective trusts-equity index funds are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (level 2 inputs).  The investment objectives and underlying investments of the collective trusts-equity index funds vary, the collective trusts-equity index funds invest in various collective investment funds sponsored by State Street Bank and Trust Company in proportion to the fund’s investment objectives.  Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Collective trust funds-Commingled Fixed Funds: The fair values of participation units held in collective trusts-commingled fixed funds are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (level 2 inputs).  The investment objectives and underlying investments of the collective trusts-commingled fixed funds vary, the collective trusts-commingled fixed funds invest in U.S. Government and agency obligations, corporate and government debt instruments, repurchase agreements and various collective investment funds sponsored by State Street Bank and Trust Company in proportion to the fund’s investment objectives.  Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

(Continued)

ATLANTIC COAST BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Collective trust funds-Blended Index Funds: The fair values of participation units held in collective trusts-blended index funds are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (level 2 inputs).  The investment objectives and underlying investments of the collective trusts-blended index funds vary, the collective trusts-blended index funds invest in various collective investment funds sponsored by State Street Bank and Trust Company in proportion to the fund’s investment objectives.  Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Collective trust funds-Short Term Investment Fund: The fair values of participation units held in collective trusts-short term investment fund is based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (level 2 inputs).  The investment objectives and underlying investments of the collective trusts-short term investment fund is to provide safety of principal, daily liquidity, and a competitive yield, the collective trusts-short term investment fund invests in U.S. Government and agency obligations, corporate and government debt instruments and repurchase agreements.  Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Stable value fund:  The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs).  The fund invests in debt instruments, U.S. Government obligations, insurance company investment contracts, conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors.  It is the Trustee’s intent to provide all participant-directed withdrawals at contract value, and to honor all such requests as soon as reasonably practicable, subject to the competing option restriction which states that participants may not directly transfer their interest in the fund to a plan investment option determined by the Trustee to be a competing investment option.

(Continued)

ATLANTIC COAST BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis with respect to fully benefit-responsive investment contracts.  The Pentegra Stable Value Fund is a fully benefit-responsive investment contract.  The average yield on the contracts was 3.02% and 2.14% for the years ended December 31, 2010 and 2009, respectively.

Money market accounts and savings deposit accounts:  Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

ATLANTIC COAST BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2010 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Investments
Company Stock Account, categorized by the nature of underlying investments
Company Stock	$905,274	$-	$905,274
Mutual Fund - Money Market	44,554	-	44,554

Collective Trust Funds, categorized by the nature of underlying investments
Commingled Equity Funds	-	1,111,549	1,111,549
Equity Index Funds	-	376,849	376,849
Blended Index Funds	-	148,594	148,594
Commingled Fixed Funds	-	592,022	592,022
Short Term Investment Funds	-	657,337	657,337
Other Investments	-	29,069	29,069
	$949,828	$2,915,420	$3,865,248

(Continued)

ATLANTIC COAST BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Investments
Company Stock Account, categorized by the nature of underlying investments
Company Stock	$700,720	$-	$700,720
Mutual Fund - Money Market	40,099	-	40,099

Collective Trust Funds, categorized by the nature of underlying investments
Commingled Equity Funds	-	885,588	885,588
Equity Index Funds	-	140,368	140,368
Blended Index Funds	-	325,673	325,673
Commingled Fixed Funds	-	585,563	585,563
Short Term Investment Funds	-	818,112	818,112
Other Investments	-	24,238	24,238
	$740,819	$2,779,512	$3,520,361

Net assets available for benefits reflects the contract value of the Plan’s indirect investment in fully benefit-responsive contracts through the Pentegra Stable Value Fund due to a separate adjustment presented in the statements of net assets available for benefits to increase or decrease the carrying amount of the Pentegra Stable Value Fund to contract value, as applicable.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses, and is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

(Continued)

ATLANTIC COAST BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties:  The Plan provides for various investment options in collective trust funds, certificate of deposits, and the common stock of the employer’s parent company, Atlantic Coast Financial Corporation (“ACFC”).  ACFC is traded on the NASDAQ global market.  The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Concentration of Credit Risk:  At December 31, 2010 and 2009, approximately 22% and 20% of the Plan’s assets were invested in ACFC common stock.

Notes receivable:  Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Reclassifications:  Certain amounts previously shown have been reclassified to conform to the current year presentation.

NOTE 3 - INVESTMENTS

Investments representing more than 5% of the net assets available for benefits at December 31, 2010 or 2009 are as follows:

	2010	2009
Investments at estimated fair value:
Collective Trust Funds:
State Street Bank and Trust Company/ SSgA Short Term Investment Fund	$657,337	$818,112
Invesco/Pentegra Stable Value Fund (Contract value: 2010 - $385,706, 2009 - $421,562)	396,386	428,544
State Street Bank and Trust Company/SSgA S&P MidCap Index Series Fund	277,090	226,295
State Street Bank and Trust Company/SSgA Mod Strat Bal SL Fund	247,574	216,735
*State Street Bank and Trust Company/SSgA S&P 500 Flagship SL – CL A	201,940	208,741

* Fund is less than 5% of net assets in 2010.

(Continued)

ATLANTIC COAST BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 3 - INVESTMENTS (Continued)

	2010	2009
Investments at fair value as determined by quoted market price:

Atlantic Coast Financial Corporation common stock	$905,274	$700,720

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Collective trust funds	$276,371
Atlantic Coast Financial Corporation common stock	75,703
$352,074

At December 31, 2010 and 2009, the Plan held 517,004 and 464,053 shares of Atlantic Coast Federal Corporation common stock.

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Certain professional fees for the administration of the Plan were paid by the Employer on behalf of the Plan.  During 2010 fees of $ 28,686 were paid by the Plan to The Reliance Trust Company, custodians of the Plan, which represent party-in-interest transactions.

Party-in-interest assets held by the Plan at December 31, 2010 and 2009 include Atlantic Coast Federal Corporation common stock totaling $905,274 and $700,720 respectively, Atlantic Coast Federal Certificate of Deposit totaling $29,069 and $24,238 respectively, participant loans totaling $264,614 and $245,399 respectively, and State Street Bank and Trust Company collective trust funds totaling $2,875,670 and $2,755,304 respectively.  There were no dividends received for 2010 from the Atlantic Coast Financial Corporation common stock.

NOTE 5 - TAX STATUS

Effective January 1, 2010, the Plan was restated. The Plan has been restated on a prototype document which has received a favorable opinion letter dated March 31, 2008 from the Internal Revenue Service.  The Plan has relied upon this opinion letter.

(Continued)

ATLANTIC COAST BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 6 –PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of the Plan’s termination, participants would become 100 percent vested in their employer contributions.

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$4,130,696	$3,758,983
Other	--	(206)

Net assets per the Form 5500	$4,130,696	$3,758,777

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2010 per the financial statements to the net income reported in the 2010 Form 5500:

Increase in net assets available for benefits per the financial statements	$371,713
Other	206
Net income per the Form 5500	$371,919

(Continued)

SUPPLEMENTAL SCHEDULE

ATLANTIC COAST BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

Name of Plan Sponsor: Atlantic Coast Bank
Employer Identification Number: 58-0570960
Three-digit Plan Number: 033

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Mutual Fund
*	Federated Investors, Inc.	Government Obligations Fund	#	$44,554

	Collective Funds
*	State Street Bank & Trust Co	Short Term Investment Fund	#	657,337
*	State Street Bank & Trust Co	S&P Flagship Securities Lending Series Fund	#	201,940
*	State Street Bank & Trust Co	Long US Treasury	#	114,377
*	State Street Bank & Trust Co	S&P Value Index	#	101,833
*	State Street Bank & Trust Co	Pentegra Stable Value Fund	#	385,706
*	State Street Bank & Trust Co	Conservative Strategic Balanced Fund	#	31,254
*	State Street Bank & Trust Co	Moderate Strategic Balanced Fund	#	247,574
*	State Street Bank & Trust Co	Aggressive Strategic Balanced Fund	#	72,863
*	State Street Bank & Trust Co	S&P Growth Index Series Fund	#	123,180
*	State Street Bank & Trust Co	S&P MidCap Index Series Fund	#	277,090
*	State Street Bank & Trust Co	Russell 2000 Index Series Fund	#	134,163
*	State Street Bank & Trust Co	Daily EAFE Index Series Fund	#	129,939
*	State Street Bank & Trust Co	REIT Index Non-Lending Series Fund	#	108,741
*	State Street Bank & Trust Co	Security Lending FD CL-A	#	25,157
*	State Street Bank & Trust Co	Target Retirement 2025	#	16,970
*	State Street Bank & Trust Co	Target Retirement 2035	#	30,671
*	State Street Bank & Trust Co	Target Retirement 2045	#	46,163
*	State Street Bank & Trust Co	Passive Bond Market Index	#	34,217
*	State Street Bank & Trust Co	Nasdaq 100 Index Fund	#	136,496
		Total Collective Funds		2,920,225
	Common Stock
*	Atlantic Coast Financial Corporation	Common Stock	#	905,274

	Certificate of Deposit
*	Atlantic Coast Bank	Certificate of Deposit Interest rate 1.14% mature 9/7/11	#	29,069
*	Atlantic Coast Bank	Cash	#	11,514

	Participant Loans	Interest rates ranging from 4.25% to 9.25%	#	264,614

				$4,130,696

* Denotes party-in-interest
# Investment is participant-directed, therefore historical cost is not required.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST

Date: July 13, 2011	By:	/s/ Thomas B. Wagers, Sr.
Thomas B. Wagers, Sr.
Chief Financial Officer
Atlantic Coast Bank

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of McGladrey & Pullen, LLP
23.2	Consent of Crowe Horwath LLP